[WISEKEY LETTERHEAD]

November 22, 2019

Jan Woo
Legal Branch Chief
Division of Corporation Finance
Office of Information Technologies
and Services
100 F Street, N.E.
Washington, DC 20549

Re:	WISeKey International Holding AG
Confidential Draft Registration Statement on Form 20-F
Submitted on October 16, 2019
Registration Statement on Form 20-F
Filed October 30, 2019
Amendment No. 1 to Registration Statement on Form 20-F
Filed November 8, 2019
Amendment No. 2 to Registration Statement on Form 20-F
Filed November 22, 2019
File No. 001-39115

Dear Mr. Woo:

This letter responds to the letter dated November 14, 2019 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Amendment No. 1 to Registration Statement on Form 20-F of WISeKey International Holding AG (the “Company,” or “we”) submitted to the Commission on November 8, 2019 (the “Publicly Filed Registration Statement”).

As a result of certain comments of the Staff contained in the Comment Letter, we are publicly filing via EDGAR concurrently herewith an amendment to the Publicly Filed Registration Statement (as amended, the “Registration Statement”).

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Item 4. Information on the Company

History and Development of the Company, page 28

1.	You state in your response to prior comment 1 that if the WiseCoin AG spin-out is completed prior to effectiveness, you will provide pro forma information pursuant to Article 11. Please also confirm that to the extent a spin-out is probable, even if it has not yet been completed, you will also provide the required pro forma information.

Response:

The Company hereby confirms that WISeCoin AG is itself a dormant company in the group, with no staff, operations, infrastructure or revenue, which makes it highly unlikely at this stage to find a potential acquirer. Moreover it is the sole owner of another subsidiary, WISeCoin France R&D Lab SAS, which contains most of the R&D assets that are essential to the Company’s activities and, as such, the Company does not intend to spin it off. For these reasons, the Company does not consider the spin-off of WISeCoin AG as probable at this point.

Item 10: Addtional Information
Share Capital, page 88

2.	Your disclosure indicates that there is a "voting privilege" for Class A shares over Class B shares due to differences in par value. Beyond the circumstances where votes are required based on par value, it is unclear how Class A shares have a voting preference in circumstances where both Class A and Class B shares have one vote per share. Please clarify and consider providing explanatory examples of situations where investors would be allowed to vote for matters that are not one vote per share.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 20, 82, 85 and 86.

Company’s Acknowledgements

The Company hereby acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@wisekey.com / pward@wisekey.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully,

WISeKey International Holding AG
By: /s/ Carlos Moreira, CEO
By: /s/ Peter Ward, CFO

cc: Herman H. Raspé. Esq.
     (Patterson Belknap Webb & Tyler LLP)